

05040683

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/24

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2005 WASH. D.C. 213 PROCESSING

SEC FILE NUMBER
8- 46739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COMANN & MONTAGUE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 MAR WEST STREET, SUITE D
(No. and Street)

TIBURON (City) CALIFORNIA (State) 94920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TYLER COMANN (415) 391-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC., CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

655 MONTGOMERY STREET, SUITE 1220, SAN FRANCISCO, CALIFORNIA, 94111
(Address) (City) (State) (Zip Code)

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Comann & Montague
(A California General Partnership)

Financial Statements

Year Ended December 31, 2004

Comann & Montague
(A California General Partnership)
Table of Contents
Year Ended December 31, 2004

This report contains (check all applicable boxes):

__X__ (a) Facing page

__X__ (b) Statement of Financial Condition

__X__ (c) Statement of Income

__X__ (d) Statement of Cash Flows

_____ (e) Statement of Changes in Financial Condition

__X__ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital

_____ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors

__X__ (h) Computation of Net Capital

__X__ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

__X__ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3

_____ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

__X__ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

__X__ (m) An Oath or Affirmation

_____ (n) A copy of the SIPC Supplemental Report

_____ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit


STONEFIELD
JOSEPHSON, Inc.

Comann & Montague
(A California General Partnership)
Table of Contents
Year Ended December 31, 2004


STONEFIELD
JOSEPHSON, Inc.



STONEFIELD
JOSEPHSON, Inc.

Certified Public Accountants
Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Partners
Comann & Montague
Tiburon, California

We have audited the accompanying statement of financial condition of Comann & Montague (a California general partnership) as of December 31, 2004, and the related statements of income, partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comann & Montague as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8, 9, and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
January 13, 2005

WWW.SJACCOUNTING.COM

Santa Monica
1620 26th Street
Suite 400 South
Santa Monica, California 90404
TEL: 310.453.9400
FAX: 310.453.1187

Irvine
4 Park Plaza
Suite 900
Irvine, California 92614
TEL: 949.653.9400
FAX: 949.833.3582

San Francisco
655 Montgomery Street
Suite 1220
San Francisco, California 94111
TEL: 415.981.9400
FAX: 415.391.2310

Walnut Creek
1331 N. California Boulevard
Suite 790
Walnut Creek, California 94596
TEL: 925.938.9400
FAX: 925.930.0107

Comann & Montague
(A California General Partnership)
Statement of Financial Condition
Year Ended December 31, 2004

Assets	
Current assets:	
Cash	$ 140,412
Fees receivable	50,000
Prepaid expenses	7,189
Total current assets	197,601
Leasehold improvements, net of accumulated depreciation $40,266	16,301
Other assets	4,436
	$ 218,338
Liabilities and Partners' Capital	
Current liabilities	
Accounts payable and accrued expenses	$ 3,819
Partners' capital	214,519
	$ 218,338

The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.

Comann & Montague
(A California General Partnership)
Statement of Income
Year Ended December 31, 2004

Management and investment advisory income	$ 610,568
Operating expenses:	
Rent	68,725
Salaries	36,654
Travel and promotion	33,899
Office expense	19,863
Professional fees	15,245
Telephone	14,903
Depreciation	10,866
Insurance	8,583
Payroll taxes	4,639
Dues and subscriptions	1,825
Miscellaneous	140
Total operating expense	215,342
Operating income	395,226
Interest income	1,256
Net income	$ 396,482

The accompanying notes form an integral part of these financial statements.

Comann & Montague
(A California General Partnership)
Statement of Partners' Capital
Year Ended December 31, 2004

Balance at January 1, 2004	$ 168,037
Net income	396,482
Distributions	(350,000)
Balance at December 31, 2004	$ 214,519


The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.

Comann & Montague
(A California General Partnership)
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows provided by operating activities -	
Net income	$ 396,482
Adjustments to reconcile net income to net cash provided by operating activities -	
Depreciation expense	10,866
Changes in assets and liabilities	
Increase in assets:	
Fees receivable	14,226
Prepaid expenses	(845)
Decrease in liabilities -	
Accounts payable and accrued expenses	(14,588)
Total adjustments	9,659
Net cash provided by operating activities	406,141
Cash flows used for financing activities -	
Distributions paid	(350,000)
Net increase in cash	56,141
Cash, beginning of year	84,271
Cash, end of year	$ 140,412

The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.

(1) Summary of Significant Accounting Policies:

Business Activity:

The Company was formed on September 1, 1993, as a California general partnership. The Company's primary business consists of assisting clients with mergers and acquisitions and private placements.

The Company is registered with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. The Company also has a broker-dealer certificate from the California Department of Corporations.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Allowance of doubtful account is estimated by management based on historical losses and existing economic conditions. There was no allowance of doubtful accounts at December 31, 2004, based on management estimate.

Cash:

The Company maintains its cash in high-grade financial institutions, and the cash balances may at times throughout the year exceed the federally insured limits on such accounts. The Company has not experienced any losses in such accounts.

Leasehold Improvements:

Leasehold improvements are valued at cost. Depreciation was provided by use of the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:

The Company recognizes retainer revenue for consulting services upon engagement or over the specific period of engagement, if applicable. Success fees are recognized upon the execution of the transactions relating to those fees.

Income Taxes:

Income taxes on partnership income are the personal responsibility of the individual partners; therefore, no provision for income taxes has been recorded in these financial statements.


STONEFIELD
JOSEPHSON, Inc.

(2) Major Customers:

Approximately 87% of the Company's total fee revenue was earned from three customers during the year. Accounts receivables from these customers totaled $50,000 at December 31, 2004.

(3) Net Capital Requirements:

Pursuant to Security and Exchange Commission Rule 17CFR 402.2, the Company is required to maintain minimum net capital, as defined. The value of this defined operating parameter may vary materially from day to day. At December 31, 2004, the Company's net capital was $133,785, which is $128,785 in excess of the required net capital.

(4) Commitments:

The Company leases its business premises in Tiburon under an operating lease expiring in May 2006. The operating lease requires minimum rental payments of $4,436 subject to annual CPI increases per the lease agreement. The following is a schedule by years of future minimum rental payments required under the operating lease that has noncancelable lease terms in excess of one year as of December 31, 2004:

Year ending December 31,	
2005	$ 53,232
2006	22,180
	$ 75,412

The Company also had a month-to-month operating lease in Scottsdale, which was terminated in November 2004. Rent expense under both operating leases totaled $68,725 for the year ended December 31, 2004.


STONEFIELD
JOSEPHSON, Inc.

Comann & Montague
(A California General Partnership)
Computation of Net Capital and Net Capital Requirement
Year Ended December 31, 2004

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$ 214,519
Less nonallowable assets	
Fee receivables	50,000
Prepaid expenses	7,189
Leasehold improvements	16,301
Other assets	4,436
Net capital before haircuts on securities positions	136,593
Less haircuts on securities	2,808
Net capital	$ 133,785

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 255
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 5,000
Excess net capital	$ 128,785

The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Information for Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

Not applicable

Comann & Montague
(A California General Partnership)
Reconciliation of the Computation of Net Capital
Year Ended December 31, 2004

Per original filing	$ 136,305
Audit adjustments, primarily prior year accounts payable and prepaid expenses reversal	(2,520)
Per this filing	$ 133,785

The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.


STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners
Comann & Montague
Tiburon, California

In planning and performing our audit of the financial statements and supplemental schedules of Comann & Montague (a California general partnership) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and the recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WWW.SJACCOUNTING.COM

Santa Monica	Irvine	San Francisco	Walnut Creek
1620 26th Street	4 Park Plaza	655 Montgomery Street	1331 N. California Boulevard
Suite 400 South	Suite 900	Suite 1220	Suite 790
Santa Monica, California 90404	Irvine, California 92614	San Francisco, California 94111	Walnut Creek, California 94596
TEL: 310.453.9400	TEL: 949.653.9400	TEL: 415.981.9400	TEL: 925.938.9400
FAX: 310.453.1187	FAX: 949.833.3582	FAX: 415.391.2310	FAX: 925.930.0107

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
January 13, 2005


STONEFIELD
JOSEPHSON, Inc.

OATH OR AFFIRMATION

I, Tyler K. Comann, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Comann & Montague for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

Partner
Title

State of California

County of San Francisco

On 2/23/2005, before me, Tyler K. Comann

☐ Personally known to me
☑ Proved to me on the basis of satisfactory evidence

To be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signatures~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

WITNESS my hand and official seal

[signature]
Notary Public

ZACKARY M. LYONS
Commission # 1362719
Notary Public - California
San Francisco County
My Comm. Expires Jun 28, 2006


STONEFIELD
JOSEPHSON, Inc.